

September 23, 2010

Harvey W. Schiller, Ph.D.
Chairman of the Board and Chief Executive Officer
GlobalOptions Group, Inc.
75 Rockefeller Plaza, 27th Floor
New York, New York 10019

> **Re: GlobalOptions Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 9, 2010**
> **File No. 001-33700**

Dear Mr. Schiller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Stock Purchase Agreement, page 38

1.   It appears that the consideration you will receive under the Stock Purchase Agreement is payable entirely in cash. Please revise your disclosure to discuss the sources of funds LSR will use to finance the consideration payments. If financing is not assured, please revise the proxy statement to include information about LSR as required by Part B of Form S-4, as applicable. Refer to Item 14(c)(1) of Schedule 14A and Instruction 2(a) to Item 14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director